SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
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press release

7 February 2012

BP raises dividend as operational momentum returns

BP group chief executive Bob Dudley today said that returning operational momentum and strong cash flow generation in 2011 gave the company increasing confidence in its plans to grow value for shareholders.

As BP reported its results for the fourth quarter and full year 2011, Dudley said: "BP is on the right path, working to grow value through the 10-point plan we laid out in October. Above all, we have a relentless focus on safety and risk management. And we are playing to our strengths - investing in exploration, deep water, gas value chains, giant fields and a world-class downstream, while actively managing our portfolio to grow value."

"2012 will be a year of increasing investment and milestones as we build on the foundations laid last year. As we move through 2013 and 2014, we expect financial momentum will build as we complete payments into the Gulf of Mexico Trust Fund, restore high-value production and bring new projects on stream."

With operating cash flow generated by BP in 2011 reaching some $22bn - over 60 per cent higher than in 2010 - Dudley confirmed the company's expectation that net cash flow in 2014, in a $100 oil price environment, would be around 50 per cent higher than in 2011. Half of the additional cash is expected to be used for re-investment and half for other purposes including increased shareholder distributions.

BP today announced a 14 per cent increase in its quarterly dividend - to 8 cents per share for the fourth quarter of 2011 - the first rise since the company resumed paying a dividend a year ago. BP's underlying replacement cost profit for the quarter rose by 14 per cent on the same period in the previous year.

In a presentation to the financial community later today, Dudley and BP's executive team will give details of the company's results and forward strategy, setting out the milestones they expect for BP in 2012, including:

•	drilling 12 exploration wells, double the 2011 total;

•	starting up six major upstream projects in higher-margin areas;

•	operating with eight rigs in the US Gulf of Mexico by the end of the year;

•	continuing progress with the major divestment programme to strengthen its portfolio;

•	increasing capital investment to around $22 billion as BP invests to grow in the upstream;

•	completing the delivery of a $2 billion improvement in underlying performance in the downstream, relative to 2009;

•	completing payments into the Gulf of Mexico Trust Fund.

4Q 2011 Results
BP's replacement cost profit, on an underlying basis, adjusting for non-operational items and fair value accounting effects, was $5.0 billion for the fourth quarter, compared to $4.4 billion a year earlier. For the full year underlying replacement cost profit was $21.7 billion compared to $20.5 billion for 2010.

Operating cash flow in 2011 was $22.2 billion, in a $111 oil price environment, up 63 per cent on the total for 2010. At the end of 2011 BP's net debt stood at $29.0 billion, representing a gearing level of 20.5 per cent.

Dudley said he expects organic capital spending will grow to some $22 billion in 2012, up from 2011's $19 billion as BP invests in growth. He anticipates investment of $16-17 billion in the upstream as BP invests in its pipeline of major projects and increases its exploration spend. Around $4.5 billion is expected to be invested in BP's downstream businesses, slightly higher than 2011 as activity levels at the Whiting refinery upgrade ramp up.

During 2010 and 2011 BP received $19.7 billion in receipts from completed divestments and has agreements in place but not yet completed for a further $1.8 billion. As it continues to actively manage its worldwide portfolio of business, focusing the company around a distinctive, high-quality upstream portfolio and a world-class set of downstream businesses, BP plans to continue this divestment programme to $38 billion by the end of 2013.

Exploration and Production
Following October's turning point, BP's oil and gas production rose by over five per cent or 170,000 barrels of oil equivalent a day (boed) from the third to the fourth quarter of 2011. For the year, production averaged 3.45 million boed, ahead of the expectation of 3.40 million boed that the company had set for the year.

Dudley said he expects underlying production in 2012 to be broadly flat, excluding TNK-BP. Reported production is expected to be lower than 2011, with the actual outcome depending on divestments, OPEC quotas and the impact of oil price on production sharing agreements. The impact of divestments is expected to be around 120,000 boed in 2012 compared to 2011, depending on the timing of transactions.

Six major upstream projects in higher unit operating cash margin areas - in Angola, the Gulf of Mexico and the North Sea - are expected to come on stream in 2012. Momentum will continue through 2013 and 2014 as BP plans to bring a further nine projects into production. All of these projects are expected to deliver an average unit cash margin by 2014 that is around twice that of BP's 2011 upstream portfolio.

BP completed an extensive programme of 47 major turnarounds on its upstream operations during 2011, investing in long-term reliability and safety. BP's focus on safety and operational risk will continue in 2012 with a programme of around 37 planned turnarounds. Overall production outages are expected to be lower in 2012.

Dudley said BP had had an unparalleled year for new access to exploration prospects in 2011: "We believe this resulted in more new net acreage than accessed by any of our peers in 2011. We now have a robust pipeline of opportunities with exploration prospects that will generate new resources and projects well into the next decade. We will see a continued ramp up of exploration over the next two to three years." BP plans to drill 12 exploration wells during 2012, up from six last year.

BP reported a reserves replacement ratio for 2011 of 103 per cent, excluding acquisitions and divestments.

Refining and Marketing
BP's Refining and Marketing segment reported a record underlying pre-tax profit of $6.0 billion in 2011 and is on track to deliver by 2012 an annual improvement of over $2 billion in underlying performance relative to 2009.

"We have seen a remarkable turnaround in our downstream businesses over the past few years," said Dudley. "We have a very strong set of businesses, with unique technologies, a focus on improving margin capture and positions in growth markets. We expect the downstream to be a material contributor to the cash flow growth we anticipate over the next few years." The upgrade of the Whiting refinery, expected to come on stream in the second half of 2013, is expected, depending on the environment, to generate over $1 billion operating cash flow a year.

BP continues active portfolio management in the downstream and today announced its intention to divest its bulk and bottled LPG marketing business. From this quarter BP has split out the reporting of the results of its fuels, lubricants and petrochemicals businesses to better demonstrate the quality of the downstream portfolio and the contribution of these businesses to the Group.

TNK-BP
BP received $3.7 billion in dividends from TNK-BP in 2011. Since its formation in 2003, TNK-BP has paid BP a total of around $19 billion in dividends compared to BP's initial investment of approximately $8 billion. TNK-BP has paid around $160 billion in taxes, duties and levies since its formation. Legal disputes have had minimal impact on the operational and financial performance of the joint venture, and it has a strong portfolio of brownfield and greenfield growth opportunities in Russia and a growing international presence. Starting in 2012 TNK-BP, which is independently managed, will be reported as a separate segment to reflect its size and distinctiveness.

Gulf of Mexico
In the Gulf of Mexico, there are now five deepwater rigs working on BP-operated fields, under BP's enhanced voluntary standards, and an appraisal well was spudded on the Kaskida field in November 2011. By the end of 2012 BP expects an additional three rigs to be working in the region, subject to regulatory approval.

BP has committed $1 billion for the early restoration of natural resources following the Deepwater Horizon accident in 2010, and in December 2011 the trustees announced the first projects to receive funding through this process. By the end of 2011 over $7.8 billion had been paid to meet claims and government payments and a total of $15.1billion had been paid into the Trust fund, including payments from settlement agreements with Anadarko, Weatherford and MOEX. A $250 million payment from Cameron following settlement with BP during the fourth quarter was paid into the fund in January 2012.

Dudley said the company is preparing for the start of the Limitation and Liability Trial regarding the Deepwater Horizon accident which is due to begin in New Orleans on February 27: "As I have said before, we are prepared to settle if we can do so on fair and reasonable terms, but equally, if this is not possible, we are preparing vigorously for trial."

Concluding, Bob Dudley said: "BP is making choices - value over volume, strategic assets over non-core, and new opportunities over mature assets. We aim to build an ever stronger portfolio, upstream and downstream, generating enough cash both to invest for the future and to reward those who invest in us. We have made a strong start on our portfolio, we're building the cash generation and, with today's announcement, we have begun to provide those rewards."

- ENDS -

 Notes to Editors:

·
This press release contains certain forward-looking statements with respect to the operations and businesses of BP and certain of the plans and objectives of BP with respect to these items.  These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, these include certain statements regarding: expected financial momentum in 2013 and 2014; expected full-year 2012 organic capital expenditure and increased capital spend for the future, including expected levels of investment in BP's upstream and downstream businesses; anticipated improvements and increases, and sources and timing thereof, in pre-tax profit, operating cash flow and margins, including generating around 50% more annually in operating cash flow by 2014 versus 2011 at US$100/bbl; expectations and plans for increased re-investment and increased distributions to shareholders; divestment plans, including the anticipated timing for completion of, receipt of final proceeds from the disposition of certain BP assets and impact on production; the expected increase in exploration activity; expectations for drilling and rig activity generally and specifically in the Gulf of Mexico; the level of underlying performance improvement in Refining and Marketing; the expected levels of underlying and reported production in the first quarter of 2012 and full-year 2012; the timing and composition of major projects including expected start up, completion, level of production and margins; the expected level of production in 2012; the expected level of planned turnarounds, and the level of production outages; the quarterly dividend payment; the expected timing and level of appraisal activity; the timing for completion of the Whiting refinery upgrade; the timing of the Limitation and Liability Trial regarding the Deepwater Horizon oil spill; the timing and quantum of contributions to and payments from the $20 billion Trust Fund; and BP's plans to report TNK-BP as a separate segment in BP's financial accounts.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP.  Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the factors such as: the timing of bringing new fields on stream; the timing and successful completion of certain disposals; OPEC quota restrictions; PSA effects; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; actions by regulators; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed under "Risk Factors" in BP's Annual Report and Form 20-F (SEC File No. 1-06262) and under "Principal risks and uncertainties" in BP's Form 6-K for the period ended 30 June 2011, each as filed with the US Securities and Exchange Commission.

·
This presentation also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP).  A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

·
The operating cash flow projection for 2014 set out above reflects our expectation that all required payments into the $20 billion Trust Fund will have been completed prior to 2014.  The projection does not reflect any cash flows relating to other liabilities, contingent liabilities, settlements or contingent assets arising from the Deepwater Horizon oil spill which may or may not arise at that time.  As disclosed in the Stock Exchange Announcement, we are not today able to reliably estimate the amount or timing of a number of contingent liabilities.

·
The reserves replacement ratio referred to above is the extent to which production is replaced by proved reserves additions.  This ratio is expressed in oil equivalent terms and includes changes resulting from revisions to previous estimates, improved recovery and extensions and discoveries.  For 2011, the proved reserves replacement ratio excluding acquisitions and disposals was 103% for subsidiaries and equity accounted entities.  Further details will be provided in the BP Annual Report and Form 20-F 2011.  The 2011 reserves additions for TNK-BP, which is an equity accounted entity, include the effect of moving from life-of-licence measurement to life-of-field measurement, reflecting TNK-BP's track record of successful licence renewal.  Excluding this effect, BP's 2011 proved reserves replacement ratio excluding acquisitions and disposals would have been 83% for subsidiaries and equity accounted entities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 February 2012

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary